EDGAR CORRESPONDENCE

June 25, 2024

Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington DC 20549
Attention: Brian Szilagyi

Re:	Davis New York Venture Fund, Inc. (40 Act File No.: 811-01701)

Dear Mr. Szilagyi:

This letter is in response to comments you provided on June 17, 2024, with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of certain annual reports and other filings of the Registrant, as identified above. SEC comments are in bold and the responses immediately follow.
1.
The disclosure related to Item 11(b) of Form N-CSR for the period October 31, 2023 is not the period referred to in the report. Please utilize the language referred to in Form N-CSR Item 11(b) which refers to the period covered in the report, not isolated to a particular quarter, and confirm that there have been no such changes in the Registrant’s internal controls over financial reporting that occurred during the period.

We confirm for each Fund that for the period covered by the annual report on Form N-CSR for the period ended October 31, 2023, there were no changes in the Funds’ internal control over financial reporting that materially affected, or were reasonably likely to materially affect, the Funds’ internal control over financial reporting.
2.
Form N-CSR was updated in January 2022. The most recent version of the Form can be found on the SEC’s website at SEC.gov. The updated form includes Items 4(i) and 4(j) that are required to be addressed, whether or not the response is N/A. Form N-CSR questions 4(i) and 4(j) were not answered. Please provide answers to these questions in correspondence and confirm in correspondence that all questions noted on Form N-CSR will be responded to going forward.

We confirm that Items 4(i) and 4(j) are not applicable, and that these items will be answered going forward, in addition to all applicable questions noted on Form N-CSR.
3.
The Funds filed an amendment to Form N-CSR on January 3, 2023. However the Registrant did not include an explanatory note or updated certifications. Please, as a supplement, provide the reason for the amended filing and ensure that all future amended Form N-CSR filings include an explanatory note going forward, and updated certifications should be refiled.

The Funds included a correspondence letter with their filing on January 3, 2023. Please find the correspondence letter attached here.
Certain Davis Funds paid $2,350 to KPMG for tax services related to an investment in India, and the filing was amended to reflect this.
4.
Please include a sufficient description of the nature of the services comprising the fees disclosed in the categories of services provided by the principal accountant for all other products and services other than the services reported in paragraphs a-c of Item 4 for the last two fiscal years.

For Item 4(d), certain Davis Funds paid $2,350 to KPMG for tax services related to an investment in India, for each fiscal year ended October 31, 2023 and October 31, 2022.
5.
In the list of Directors and Officers, please (1) include the address for each Officer, (2) include the term of office for each Director and Officer, and (3) make clear the Officer’s principal occupation(s) during the past five years.

Such changes will be reflected in our 4/30/2024 reports.
6.	Please explain how both funds meet the diversification requirements considering individual investments representing more than 5% of total assets are greater than 25% of total assets.
Both Funds meet the diversification requirements. A description of the diversification requirements from the Funds’ Statement of Additional Information is below:
The Fund may not make any investment that is inconsistent with its classification as a diversified investment company under the 1940 Act.
To remain classified as a diversified investment company under the 1940 Act, the Fund must conform with the following: With respect to 75% of its total assets, a diversified investment company may not invest more than 5% of its total assets, determined at market or other fair value at the time of purchase, in the securities of any one issuer, or invest in more than 10% of the outstanding voting securities of any one issuer, determined at the time of purchase. These limitations do not apply to investments in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.
7.
Please explain why in Form N-CEN dated October 31, 2023, both Davis Global Fund and Davis International Fund reported fewer classes with shares outstanding than classes of shares of the Fund that are authorized.

In 2017, the Davis Funds began to offer Class T shares. While these shares are still authorized, there are no shares outstanding.
Davis New York Venture Fund, Inc. acknowledges that:
1.	The Registrant is responsible for the accuracy and adequacy of the disclosures in the Registrant’s filings;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrant’s filings or in response to staff comments on Registrant’s filings.
Please call the undersigned at (520) 434-3793 with any comments or questions.
Respectfully,
/s/ Lisa Cohen
     Lisa Cohen
     Vice President and Secretary

EXHIBIT

January 3, 2023

Via Electronic Transmission
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Davis New York Venture Fund, Inc. File Nos.: 811-01701, CIK: 0000071701

On behalf of Davis Global Fund and Davis International Fund portfolios of Davis New York Venture Fund, Inc. (the “Registrant”), transmitted herewith for filing with the Securities and Exchange Commission, is an amended Form N-CSR (the “Amendment”) for the period ended 10/31/2022.
The Registrant is filing this Amendment in order to update the filing made on 12/30/2022, which inadvertently reported Item 4(d) as $0 for October 31, 2022 and October 31, 2021.

Please direct any communications relating to this filing to:

Doug Haines
Davis Selected Advisers, L.P.
2949 E. Elvira Road, Suite 101
Tucson, AZ 85756
520-806-7600

Sincerely,

/s/  Doug Haines
Doug Haines
Vice President